Razor Resources Inc.
                       PO Box 27581, 650 41st Avenue West
                                  Vancouver, BC
                                 Canada V5Z 4M4
                              Phone: (604) 267-0111
                               Fax: (604) 228-9528

                                                              September 22, 2005


Via Mail and Facsimile to 202-772-9218
Thomas A. Jones
Senior Attorney
United States Securities and Exchange Commission
100 F. Street North East
Washington, DC
USA 20549

         Re:      Razor Resources Inc.
                  Amendment No. 2 to Registration Statement on Form SB-2 Filed September 9, 2005
                  File No. 333-126801

Dear Mr. Jones:

         We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Razor Resources Inc. directly at the numbers provided below.

Form SB-2
---------

     1. Please see newly provided map, Figure 1 "Mahatta Property Location" map.

Summary
-------

     2. Please see revised "Summary" statements addressing going concern opinion, requirement of additional funds, and the selected risk factors.
     3.   Please see revised disclosure regarding selling shareholders.

Summary Financial Information
-----------------------------

     4. Revised to include our most recent interim financial statements for the three months ending July 31, 2005.

Risk Factors
------------

General
-------

     5. Added risk regarding officers and directors reselling all of the shares they now hold.
     6. Added risk factor highlighting amount paid per share by our officers and directors in comparison to the offering price.
     7. Added risk to describe the lack of technical experience in the mining industry for our management.

If we do not obtain additional financing, our business will fail
----------------------------------------------------------------

     8. Please see revision to include most recent cash on hand as of July 31, 2005.
     9. Revised to more clearly disclose that we do not have cash on hand to fund 12 months of operations. Please refer to "Plan of Operations" section for more details.
     10.  Revised to correct error.

Because of the inherent dangers involved in mineral exploration
---------------------------------------------------------------

     11. Added risk factor and further disclosure regarding our lack of insurance.

Because our directors own...Minority shareholders
-------------------------------------------------

     12.  Revised to disclose director's ownership percentages.

Because our president has other business interests
--------------------------------------------------

     13. Added risk regarding Rong Xin Yang's availability to our business operations.
     14. Added disclosure to clarify that we do not have any written employment agreements.
     15.  Revised to further disclose risks regarding other key employees.

If a market for our common stock does not develop...shares
----------------------------------------------------------

     16. Added disclosure regarding difficulties in finding a market maker for our stock.
     17.  Revised to correct error.

Determination of Offering Price
-------------------------------

     18. Revised to more accurately explain how the offering price was determined.

Selling Securityholders
-----------------------

     19.  Revised to include your comments.

     20. Added disclosure that there does not exist any family relationships between the officers and directors and any of the remaining selling shareholders listed in the table.
     21.  Revised to correct error.

Plan of Distribution
--------------------

     22.  Revised as suggested.
     23.  Revised to include Regulation M discussion.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

     24. Revised to include Raymond Wei Ming Yu as a beneficial holder of more than 5% of our outstanding common stock.

Common Stock
------------

     25.  Revised as requested.

Description of Business
-----------------------

     26. Revised to include discussion of Razor's competitors. Please refer to "Competitive Environment"

In General
----------

     27. Revised to include business activities from incorporation to Mahatta property acquisition.
     28. Added discussion of our further acquisition plans and focus on the Mahatta property at present.
     29. Revised as requested to include discussion of further exploration costs after the three phase program we have outlined. Also included discussion of possible joint venture to provide the required capital.

Glossary and Terms
------------------

     30. Revised with additional terms in glossary. Also removed terms not presently cited in our SB-2/A.

Description, Location, and Access
---------------------------------

     31.  Revised to include discussion of "unpatented" mineral claims.
     32. Included discussion of the Klaskino Inlet and further disclosure that it will not interfere with our exploration of the Mahatta property.

Regional Geophysics and Geochemistry
------------------------------------

     33.  Expanded technical discussion as requested.

Conclusions
-----------

     34.  Revised to address the conflicts mentioned in your comments.
     35.  Revised to disclose Mr. Timmins commission date.
     36.  Revised to include Mr. Timmins Consent letter as requested.

Proposed Budget
---------------

     37. Revised to explain that Mr. Timmins provided our budget estimates and his experience is our basis for assuming the amounts are reasonable.
     38.  Revised to correct error.
     39. Included more detailed discussion of the various steps involved in our planned three phase exploration program.
     40.  Revised with additional information as requested.

Compliance with Government Regulations
--------------------------------------

     41. Revised to include an estimate of the reclamation costs for our planned three phase program.

Reports to Security Holders
---------------------------

     42.  Revised with updated address.

Plan of Operations
------------------

     43.  Revised to include additional detail regarding management fees.
     44.  Revised to include further disclosure as requested.
     45. Revised to include additional discussion regarding Razor bearing the estimated $7,000 cost of registering shares for resale.

Description of Property
-----------------------

     46.  Included additional discussion of the phrase "mineral claim."

Certain Relationships and Related Party Transactions
----------------------------------------------------

     47. Revised to refer reader to attached "Exhibit 4.0 - Mahatta Mineral Property Purchase Agreement dated April 11, 2005." We believe all material terms of the agreement are fully disclosed within the full text of the Purchase Agreement.
     48. Revised to include discussion of the fairness of the Mahatta Purchase Agreement.

Rule 144 Shares
---------------

     49.  Revised to correct error.

Financial Statements
--------------------

     50. Updated as required by Item 310(g) of Regulation S-B to include July 31, 2005 interim financial statements.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

     51. Revised to include the "Statement of Retained Earnings (Deficit)" as provided by our accountant.
     52.  Revised as requested.

Statements of Operations
------------------------

     53.  Revised to delete cumulative earnings per share measure as requested.
     54.  Revised as requested.

Notes to Financial Statements
-----------------------------

Note 1. Organization and Nature of Business
-------------------------------------------

(b) Going Concern
-----------------

     55. Revised to include comment that management plans to continue as a going concern in the Going Concern Note in our financial statements. Also expanded the "Plan of Operations" to include further disclosure as requested.

Note 8. Purchase and Sale Agreement
-----------------------------------

     56. Revised to disclose property size based in acres. Also included more detailed discussion of the expiry of our mineral claim in "Plan of Operations."

Exhibit 5.0
-----------

     57. We have had discussions with Erwin and Thompson LLP who explained that they are willing to provide the amendments and revised opinion as requested once we are better able to provide them with the final date for the registration statement.
     58. As above, Erwin and Thompson LLP are prepared to revise and remove the disclaimer at such time as we can provide the final date for the registration statement.

Consent of Independent Registered Public Accounting Firm - Exhibit 23
---------------------------------------------------------------------

     59.  Revised to include a currently dated letter of consent.

Engineering Comments
--------------------

     60. Revised to include additional location and access details as requested. Also expanded discussion of the costs we will incur to maintain the title to our Mahatta property mineral claim. Also included numerous disclosures that our Mahatta property contains no know reserves and that our proposed three phase program is exploratory in nature.
     61.  Please see newly added Figure 1 "Mahatta Property Location" map.
     62. Revised to delete all references to properties other than the Mahatta property as requested.


Thank you for your comments; we hope these revisions meet with your satisfaction.


                                                          Sincerely,

                                                          /s/ Bing Wong

                                                          Bing Wong
                                                          President
                                                          Razor Resources Inc.